EXHIBIT 99.1

Hydro Announces Consent Solicitations Relating to Notes and Debentures

Norsk Hydro ASA and Norsk Hydro Produksjon AS Today Announced Consent Solicitations Relating to Notes and Debentures

OSLO, Norway, June 19, 2007 (PRIME NEWSWIRE) -- Norsk Hydro ASA ("Norsk Hydro") announced today the commencement of a solicitation of consents to certain amendments to (i) the indenture (the "Norsk Hydro Indenture") relating to its $300,000,000 6.36% Notes due 2009, $350,000,000 9.00% Debentures due 2012 (of which $152,853,000 are outstanding), $99,522,000 9.125% Debentures due 2014, $300,000,000 7.50% Debentures due 2016 (of which $243,825,000 are outstanding), $250,000,000 6.70% Debentures due 2018, $300,000,000 7.75% Debentures due 2023, $250,000,000 7.15% Debentures due 2025, $480,512,000 7.25% Debentures due 2027, $250,000,000 6.80% Debentures due 2028, and $275,000,000 7.15% Debentures due 2029 (collectively, the "Norsk Hydro Securities") and (ii) the trust deed (the "Trust Deed") relating to its GBP 225,000,000 6.50% Notes due 2021 (of which GBP 1,020,000 are outstanding, the "Sterling Notes") and EUR 400,000,000 6.25% Notes due 2010 (of which EUR 300,000,000 are outstanding, the "Euro Notes", and together with the Sterling Notes, the "European Securities").

Norsk Hydro Produksjon AS ("Norsk Hydro Produksjon") announced today the commencement of a solicitation of consents to certain amendments to the indenture (the "Norsk Hydro Produksjon Indenture") relating to its $100,000,000 9.125% Debentures due 2014 (of which $478,000 are outstanding) and $500,000,000 7.25% Debentures due 2027 (of which $15,588,000 are outstanding, collectively, the "Norsk Hydro Produksjon Securities"). The Norsk Hydro Securities and the Norsk Hydro Produksjon Securities are collectively referred to herein as the "Dollar Securities". The Dollar Securities and the European Securities are collectively referred to herein as the "Securities".

Norsk Hydro and Norsk Hydro Produksjon (together, the "Companies") are soliciting consents of holders to amend certain provisions to the Norsk Hydro Indenture, the Norsk Hydro Produksjon Indenture and the Trust Deed (the "Proposed Amendments"). The Proposed Amendments will allow for the assumption of the Securities by Statoil ASA ("Statoil") upon completion of the transfer of the oil, gas and wind energy businesses and certain other assets of Norsk Hydro to Statoil pursuant to the merger plan entered into by the boards of directors of Norsk Hydro and Statoil in March 2007. If and when these transactions are completed, Norsk Hydro and Norsk Hydro Produksjon will be released from their obligations under the Indentures, the Trust Deed and the Securities.

If and when Statoil assumes the obligations of the Companies under the Indentures, the Trust Deed and the Securities, the Securities will be unsecured and unsubordinated obligations of Statoil and will rank pari passu with Statoil's other publicly traded bonds.

Moody's Investors Service ("Moody's") has stated that the ratings of Norsk Hydro's bonds (currently rated A2) that are expected to be assumed in their entirety by Statoil should be equalized with the rating of Statoil's existing senior unsecured debt (currently rated Aa2) provided they rank pari passu and are not affected by any structural subordination issues. Standard & Poor's Ratings Services ("S&P") has stated that it expects Norsk Hydro's existing debenture bonds (currently rated A-) to be rated at the same level as Statoil's senior unsecured bonds (currently A+), depending on their assessment of their ranking status and structural subordination.

Moody's has also assigned on a prospective basis a senior unsecured long-term issuer rating of Baa1 to Norsk Hydro to reflect the merger plan and S&P has stated that it expects to lower its long-term corporate credit rating on Norsk Hydro to BBB on the basis that the demerger closes as currently anticipated.

The consent solicitation for the Dollar Securities is being made upon the terms and is subject to the conditions set forth in a consent solicitation statement and prospectus dated 19 June 2007 (the "Consent Solicitation Statement"), which is to be distributed to all holders of record as of 18 June 2007 of the Dollar Securities. The adoption of the proposed amendments to the Norsk Hydro Indenture and the Norsk Hydro Produksjon Indenture, as relate to a series of Dollar Securities, requires the consents of holders of a majority in outstanding principal amount of such series of Dollar Securities (the "Requisite Dollar Consents"). The proposed amendments relating to a series of Dollar Securities constitute a single proposal with respect to the Norsk Hydro Indenture or the Norsk Hydro Produksjon Indenture, as applicable, and a consenting holder of such series of Dollar Securities must consent to the adoption of the proposed amendments, relating to such series of Dollar Securities to the respective Indenture as an entirety and may not consent selectively with respect to certain proposed amendments. Accordingly, a consent delivered by a holder of a series of Dollar Securities purporting to consent only to some of the proposed amendments relating to such series of Dollar Securities to the respective Indenture will be treated as a consent by such holder to all of the proposed amendments relating to such series of Dollar Securities to the respective Indenture.

The consent solicitation for the European Securities is being made upon the terms and is subject to the conditions set forth in a consent offer statement dated 19 June 2007 (the "Consent Offer Statement"). The approval of a related extraordinary resolution relating to a series of European Securities at a meeting of holders of the European Securities is required for the adoption of the proposed amendments relating to such series of European Securities to the Trust Deed. In order for the extraordinary resolution relating to a series of European Securities to be passed, at least three fourths of the holders of the European Securities voting at the meeting must vote in favour of the resolution (the "Requisite European Consents"). A single meeting will be held on 18 July 2007 pursuant to the trust deed for the Sterling Notes and the Euro Notes. In addition, a quorum at such meeting is at least a majority of the outstanding principal amount of the European Securities (or, in the case of an adjourned meeting, one or more persons holding such European Securities).

The Companies will make consent payments of EUR 1.00 per EUR 1,000 principal amount of the Euro Notes, GBP 1.00 per GBP 1,000 principal amount of the Sterling Notes and $1.00 per $1,000 principal amount of any series of the Dollar Securities to holders of such Securities who have properly furnished, and not revoked, their consents with respect to such Notes on or prior to 5:00 p.m., New York City Time on 3 July 2007, with respect to the Dollar Notes and 5:00 p.m., Central European Time on 3 July 2007, with respect to the European Securities, provided that (i) the Requisite Dollar Consents are received by the Information Agent for such series of Dollar Notes (and not revoked) and the Requisite European Consents are received by the Proxy Agent for the European Securities for such series of European Securities (and not revoked) (ii) the relevant supplemental indentures for such series of Dollar Securities and the supplemental trust deed for the European Securities have been executed giving effect to the proposed amendments.

The consent solicitation will expire at 5:00 p.m., New York City Time, on 3 July 2007, with respect to the Dollar Securities and 5:00 p.m., Central European Time on 3 July 2007, with respect to the European Securities, unless extended by the Companies. Norsk Hydro has called the Shareholder's Meeting on 5 July 2007 to follow the expiration of the consent solicitation.

The Consent Offer Statement, which is being sent to holders of the European Securities through Euroclear and Clearstream, Luxembourg, has also been submitted to the Financial Services Authority of the United Kingdom (the "FSA") under paragraph 19.5.1 of the Listing Rules of the United Kingdom Listing Authority for viewing through the FSA's Document Viewing Facility.

Citigroup Global Markets Limited is acting as Solicitation Agent with respect to the consent solicitation for the Dollar Securities and as Consent Co-ordinator with respect to the consent solicitation for the European Securities. Questions with respect to the terms of the consent solicitation should be directed to Citi at +44 (0) 20 7986 8969, (800) 558-3745 (toll free) or (212) 723-6106 (collect).

Global Bondholder Services Corporation ("GBSC") has been retained to act as both "Information Agent" and "Tabulation Agent" with respect to the consent solicitation for the Dollar Securities and as Proxy Agent with respect to the consent solicitation for the European Securities. Requests for assistance in completing and delivering the Consent Solicitation Statement, Consent Offer Statement, related documents or requests for additional copies of such documents should be directed to GBSC at +1 866 387 1500 (toll-free) or +1 212 430-3774 (banks and brokers).

Notice:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

In connection with the merger of Statoil with Hydro Petroleum, Statoil has filed with the U.S. Securities and Exchange commission a registration statement on Form F-4 (File No.: 333-141445), which includes a consent solicitation statement and prospectus relating to proposed amendments to the indentures governing certain debt securities of Norsk Hydro ASA and Norsk Hydro Produksjon AS. HOLDERS OF SUCH NORSK HYDRO SECURITIES WHO ARE U.S. PERSONS OR ARE LOCATED IN THE UNITED STATES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may inspect and copy the registration statement and the prospectus relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Norsk Hydro securityholders in the United States may obtain free copies of such materials filed with the SEC by calling or writing to Statoil at +47 51 99 00 00 or Forusbeen 50, N-4035 Stavanger, Norway.

CONTACT: Norsk Hydro ASA
         +47 22 53 81 00
         http://www.hydro.com
         Drammensveien 264
         N-0240 Oslo
         Norway